UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

contact: Roy Bodner

vice president public relations

Peace Arch Entertainment

310-776-7208 or rbodner@peacearch.com

Peace Arch® Entertainment Executes US Licensing Agreement with Genius Products to Distribute Features “Final Draft” and “The Cradle”

PEACE ARCH RETAINS INTERNATIONAL DISTRIBUTION RIGHTS

TO BOTH RECENTLY COMPLETED FILMS

Toronto – Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News) announced today that it has licensed two of the company’s feature films - “Final Draft” a thriller starring two-time MTV Movie Award-winning actor James Van Der Beek (“Varsity Blues,” TV’s “Dawson’s Creek”), and the psychological thriller “The Cradle” starring Lukas Haas (“Brick” “Witness”) - to Genius Products, LLC, one of the leading home entertainment distributors in the United States.  The agreement increases to 13 the number of titles that Genius will distribute for Peace Arch in the U.S. home entertainment market.  Genius also acquired all other U.S. distribution rights to the picture, including digital.  Peace Arch retains international distribution rights to both films.

Peace Arch president John Flock said, “During 2006 we dedicated ourselves to producing and acquiring a high volume of top quality, low-cost film and television projects that would be in demand in the U.S. and abroad.  As we bring much of that content to market in 2007, our relationship with Genius Products has been a valuable part of our U.S. distribution strategy.  Genius is one of the best home entertainment distributors in the United States, and we expect our relationship will continue to grow to include many more of our film and television projects.”

“Final Draft” tells the story of a screenwriter (James Van Der Beek) who locks himself in his apartment for 32 days in order to complete a script against a “drop dead” cut off date.  The solitude gradually alters his reality into a living nightmare.

Van Der Beek won his first MTV Movie Award for Best Breakthrough Male Performance for his work in “Varsity Blues,” for which he also won a Best Breakout Performance Teen Choice Award, starring opposite Amy Smart, Paul Walker and Jon Voight, and his second MTV Movie Award for Best Cameo Performance in “Scary Movie.”  Van Der Beek is well known for his work in the successful, long-running television series “Dawson’s Creek” opposite Katie Holmes and Joshua Jackson.

“Final Draft” was directed by Jonathan Dueck from a script by Darryn Lucie, and was produced by Robert Wilson, Patrick Cameron and Harvey Glazer.  Peace Arch’s Lewin Webb and Kate Harrison are the executive producers.

“The Cradle” stars Lukas Haas in a thriller about a young father who lost his first child -- and now has terrifying visions that his second baby will share the same fate.

Haas is best known for his dramatic roles in the high school noir Sundance favorite “Brick,” his breakthrough role in “Witness” as well as “Mars Attacks!”

“The Cradle” was directed by Tim Brown from a script by Paul Nelson, and was produced by Robert Wilson, Patrick Cameron and Harvey Glazer, and executive produced by Peace Arch’s Gary Howsam, Kate Harrison and Lewin Webb.

Under an agreement entered into in May 2006, Peace Arch engaged Genius as its U.S. home entertainment distributor for a slate of pictures in the horror, science fiction and action genres. Genius has subsequently picked up U.S. distribution rights for additional Peace Arch titles, including “Animal 2” "Bottom Feeder" and "The Mad."  The first picture in the package, "The Last Sect" starring David Carradine, was released by Genius on DVD on September 12, 2006.

About Genius Products

Genius Products, Inc. (OTCBB:GNPI), along with The Weinstein Company, jointly owns Genius Products, LLC, a leading independent home-entertainment distribution company that produces, licenses, and distributes a valuable library of motion pictures, television programming, family, lifestyle and trend entertainment on DVD and other emerging platforms through its expansive network of retailers throughout the U.S.  Genius handles the distribution, marketing and sales for such brands as Asia Extreme™, Baby Genius®, Dragon Dynasty™, Dimension Films, ESPN®, IFC®, NBC News®, Wellspring™, The Weinstein Company® and WWE®.  Genius Products, Inc. is the managing member of Genius Products, LLC, in which it holds a 30% equity interest.

About Peace Arch® Entertainment Group Inc.

Peace Arch® Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch is the owner of one of the largest libraries of top quality independent feature films in the world. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 3, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.